Mail Stop 3561

October 20, 2006

Mr. Murray Bailey
Chief Executive Officer & Chief Financial Officer
Aqua Dyne, Inc.
23011 Moulton Parkway A-10
Laguna Hills, California 92653

> **RE:** **Aqua Dyne, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Form 10-QSB for Quarterly Period Ended March 31, 2006**
> **Form 10-QSB for Quarterly Period Ended June 30, 2006**
> **Filed March 20, 2006, May 11, 2006 and August 10, 2006**
> **File No. 000-32863**

Dear Mr. Bailey:

We have reviewed the responses in your letter dated October 16, 2006 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-KSB for Year Ended December 31, 2005

Item 7. Financial Statements, page 15

Consolidated Statements of Cash Flows, page 22

1. We reviewed your response to comment 1 from our comment letter dated September 29, 2006. A statement of cash flows of a Company with foreign currency transactions or foreign operations should report the reporting currency

equivalent of foreign currency cash flows using the exchange rates in effect at the time of the cash flows. Please refer to paragraph 25 of SFAS 95. It does not appear that your statements of cash flows report cash flows using the exchange rates in effect at the time of the cash flows. Please revise in future filings.

Exhibit 31

2. We reviewed your response to comment 2 from our letter dated September 29, 2006 and the proposed certification included in the response. Your certification should read exactly as set forth in Item 601(b)(31) of Regulation S-B. Please replace all references to "Registrant" with "small business issuer." In this regard you still reference "Registrant" in paragraphs 4(a) and 5(b). Please ensure that Amendment No. 1 to Form 10-Q is similarly revised.

Form 10-QSB for Quarterly Period Ended June 30, 2006

Item 1. Financial Statements, page 3

Statement of Changes in Stockholders' Equity, page 5

3. We reviewed your response to comment 3 in our letter dated September 29, 2006. It appears that you incurred a liability as of June 30, 2006 which was extinguished upon the issuance of the common stock in July. See paragraph 16 of SFAS 140. Please revise your financial statements accordingly.

Notes to Consolidated Financial Statements, page7

Subsequent Events, page 8

4. We note your disclosure regarding the acquisitions of Methgen, Inc. and Liquatech Pty Ltd. We also note that you reported the events in Item 8.01 on Forms 8-K filed on August 3, 2006. Please tell us why you reported the events under Item 8.01 as opposed to Item 2.01. In addition, please tell us the fair value of the securities issued in exchange for the interests in Methgen, Inc. and Liquatech Pty Ltd. If the acquisitions are significant, please amend the Forms 8-K filed on August 3, 2006 to report the events in Item 2.01 and file the audited financial statements and pro forma information required by Item 9.01 of Form 8-K.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, direct your questions to William Thompson, Assistant Chief Accountant, at (202) 551-3344. Any other questions may be directed to me at (202) 551-3849.

Sincerely,

James A. Allegretto
Senior Assistant Chief
Accountant